# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Micware Co., Ltd., CIK 0002083526
CUSIP: 59490A100
Title of class of securities: American Depositary Shares, each representing one ordinary share
Address of issuer's principal executive offices: Kobe Asahi Building 25th Floor, 59 Naniwa-machi, Chuo-ku, Kobe, Japan (M0), 650-0035
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002137662

## Reporting persons
- Tokuhara Hideaki: type of reporting person: individual (IN); citizenship or place of organization: Japan (M0); sole voting power 3,446,300; shared voting power 0; sole dispositive power 3,446,300; shared dispositive power 0; aggregate amount beneficially owned 3,446,300 (5.8% of the class)
  Comment: Note to Row 11: Percentage of class is calculated based on 59,419,414 ordinary shares outstanding as of June 30, 2026.

## Item 1. Issuer
Name of issuer: Micware Co., Ltd.
Address of issuer's principal executive offices: Kobe Asahi Building 25th Floor, 59 Naniwa-machi, Chuo-ku, Kobe, Hyogo 650-0035

## Item 2. Person Filing
Name of person filing: Hideaki Tokuhara
Address of principal business office or, if none, residence:
Kobe Asahi Building 25th Floor
59 Naniwa-machi, Chuo-ku
Kobe, Hyogo 650-0035
Citizenship: Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,446,300.00
Percent of class: 5.8
Sole power to vote or to direct the vote: 3,446,300.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,446,300.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Tokuhara Hideaki: /s/ Hideaki Tokuhara, Hideaki Tokuhara (07/28/2026)